UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

POWER MEDICAL INTERVENTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

739299105

(CUSIP Number)

John H. Masterson

Senior Vice President and General Counsel

Covidien

15 Hampshire Street, Mansfield, Massachusetts 02048

(508) 261-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

July 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 739299105

1.	Names of Reporting Persons. Covidien plc I.R.S. Identification Nos. of above persons (entities only) 98-0624794
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,500,663
9. Sole Dispositive Power
10. Shared Dispositive Power 4,500,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

CUSIP No. 739299105

1.	Names of Reporting Persons. United States Surgical Corporation I.R.S. Identification Nos. of above persons (entities only) 13-2518270
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,500,663
9. Sole Dispositive Power
10. Shared Dispositive Power 4,500,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 928566108

1.	Names of Reporting Persons. Covidien Delaware Corp. I.R.S. Identification Nos. of above persons (entities only) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,500,663
9. Sole Dispositive Power
10. Shared Dispositive Power 4,500,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, $0.001 par value per share of Power Medical Interventions, Inc., (“PMI”), a Delaware corporation. The principal executive offices of PMI are located at 2021 Cabot Boulevard, Langhorne, Pennsylvania, 19047.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being jointly filed by Covidien plc, United States Surgical Corporation and Covidien Delaware Corp. (the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to each Reporting Person.

Covidien plc

Covidien plc, an Irish company, is a publicly held, global healthcare company focused on the development, manufacture and sale of healthcare products for use in clinical and home settings. Covidien plc operates its businesses through four segments: Medical Devices, Imaging Solutions, Pharmaceutical Products and Medical Supplies. Covidien plc’s principal place of business and principal office is located at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland.

To the best of Covidien plc’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Covidien plc:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Covidien plc nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

United States Surgical Corporation (“USSC”)

USSC is a Delaware corporation. USSC is a wholly owned, indirect subsidiary of Covidien plc. USSC’s principal place of business and principal office is located at 150 Glover Ave., Norwalk, Connecticut 06856.

To the best of USSC’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of USSC:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither USSC nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Covidien Delaware Corp. (“Covidien DE”)

Covidien DE, a Delaware corporation, is a direct wholly owned subsidiary of USSC and has not conducted any business other than in respect to the potential acquisition of all outstanding capital stock of PMI. Covidien DE’s principal place of business and principal office is 15 Hampshire Street, Mansfield, Massachusetts 02048.

To the best of Covidien DE’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Covidien DE:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Covidien DE nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 28, 2009, USSC, Covidien DE and PMI entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Covidien DE will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding common stock, $0.001 par value per share, of PMI (the “Shares”), at $2.08 per share, net to the seller, in cash for each outstanding Share (the “Offer Price”) less any applicable withholding taxes and without payment of interest, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Covidien DE will merge with and into PMI (the “Merger”), whereupon Covidien DE’s separate corporate existence will cease and PMI will continue as the surviving corporation and as a wholly owned subsidiary of USSC.

As an inducement to enter into the Merger Agreement, and in consideration thereof, USSC and Covidien DE have entered into Tender and Voting Agreements with the following officers and directors of PMI: Gerald Dorros, Charles Federico, James Locher III, John C. Moran, Lon E. Otremba, Mary Kay Scucci, Michael P. Whitman, Brian M. Posner, Joseph Camaratta and Donald Malinouskas (the “Shareholders”). These agreements provide, among other things, that these persons will tender their Shares in the Offer. Each Shareholder’s Shares may only be withdrawn from the Offer if each applicable Tender and Voting Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. As of July 28, 2009, the Tender and Voting Agreements

covered 2,227,895 Shares, 46,187 restricted Shares subject to vesting and securities convertible into 2,226,581 Shares, totaling approximately 22.9% of the Shares then outstanding on a fully diluted basis (assuming exercise or conversion of all securities convertible into Shares held by the Shareholders).

Pursuant to the Tender and Voting Agreements, the Shareholders have granted USSC, until the earlier of (i) the day after the Merger is consummated, (ii) September 25, 2009, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to the Shareholder, and (iv) the termination of the Merger Agreement (the “Termination Date”), a limited irrevocable proxy to vote all Securities (as defined below) for each Shareholder and in Shareholder’s name, place and stead. Such proxy may be exercised at any annual or special meeting or action of the shareholders of PMI, as applicable, or at any adjournment thereof or pursuant to any consent of the shareholders of PMI, in lieu of a meeting or otherwise, whether before or after the closing of the Offer, for the adoption and approval of the Merger Agreement and the Merger. “Securities,” as used above, means (a) the Shares, (b) all securities exchangeable, exercisable or convertible into Shares (excluding, however, unexercised PMI options), and (c) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of PMI or upon any other change in PMI’s capital structure, in each case whether now owned or hereafter acquired by the Shareholder. Additionally, each Shareholder has granted USSC an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of the Shareholder in and to such Shareholder’s Shares and securities exchangeable, exercisable or convertible into Shares, with a price per share equal to the Offer Price. USSC may exercise the Purchase Option in whole, but not in part, if, but only if, (a) Covidien DE has acquired Shares pursuant to the Offer and (b) the Shareholder has failed to tender into the Offer any Shares or has withdrawn the tender of any Shares into the Offer in breach of Shareholder’s respective Tender and Voting Agreement. USSC may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.

Shared voting and dispositive power with respect to the Shares owned by the Shareholders may be deemed to have been acquired through execution of the Tender and Voting Agreements. Covidien plc, USSC and Covidien DE have not expended any funds in connection with the execution of the Tender and Voting Agreements, except for the transaction expenses otherwise to be incurred in connection with the Offer and the Merger.

USSC and Covidien DE estimate that, if Covidien DE acquires all of the Shares (on a fully diluted basis, which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00) pursuant to the Offer, the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $38.5 million. USSC or one of its affiliates will provide all funding required by Covidien DE in connection with the Offer from cash on hand.

A copy of the Merger Agreement is attached as Exhibit 2 to this Schedule 13D. A form of the Tender and Voting Agreement is included as Annex II to the Merger Agreement. References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 2 to this Schedule 13D and which are incorporated herein in their entirety by this reference. The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreements, and the purpose of the Offer, is to enable USSC and Covidien DE to acquire control of, and ultimately the entire equity interest in, PMI. The Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any Shares owned by USSC and any subsidiary of USSC, represents a majority of the issued and outstanding Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options and warrants that are outstanding at that date having an exercise price per share equal to or less than the price Covidien DE is offering to pay in this offer plus $1.00, regardless of the vesting schedule or other terms and conditions thereof). Subject to the terms of the Merger Agreement and applicable law, Covidien DE reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Covidien DE at or prior to the expiration of the Offer.

Pursuant to the Merger Agreement, PMI has granted Covidien DE an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Covidien DE or USSC at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00)). However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time Covidien DE accepts the Shares in the Offer or after a subsequent offering period, 80% or more of the Shares will be directly or indirectly owned by Covidien DE or USSC. Covidien DE may exercise the Top-Up Option once at any time following the time at which it first accepts any Shares for payment pursuant to the Offer. The purpose of this provision is to facilitate a short-form merger following completion of the Offer.

If the conditions of the Offer are satisfied or waived and Covidien DE takes up and pays for any Shares validly deposited under the Offer, Covidien DE intends to acquire any Shares not deposited under the Offer through a merger under the Delaware General Corporation Law (the “DGCL”), or through a subsequent offering period, in each case, for cash consideration per Share equal to the Offer Price. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired pursuant to the Offer. Although Covidien DE intends to effect such a transaction generally on the terms described herein, it is possible that, as a result of delays in Covidien DE’s ability to effect such a transaction, information subsequently obtained by the Reporting Persons, changes in general economic or market conditions or in the business of PMI, or other currently unforeseen circumstances, such a transaction may be delayed or abandoned or may be proposed on different terms.

The Merger Agreement provides that, upon the payment by Covidien DE for any Shares accepted by Covidien DE for payment pursuant to the Offer, which Shares represent at least a majority of the issued and outstanding Shares, USSC will be entitled to designate a number of directors on the PMI board of directors as will give USSC representation on the PMI board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the PMI board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (I) such number of Shares so accepted for payment and paid for by Covidien DE plus the number of Shares otherwise owned by USSC, Covidien DE or any other subsidiary of USSC bears to (II) the number of such Shares outstanding, and PMI will, at such time, cause USSC’s designees to be so elected. At such time, PMI will, upon USSC’s request, also cause persons elected or designated by USSC to constitute the same percentage (rounded up to the next whole number) as is on the PMI board of directors of (i) each committee of the PMI board of directors, (ii) each board of directors (or similar body) of each of the PMI subsidiaries, and (iii) each committee (or similar body) of each such board, in each case, only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. Subject to applicable law, PMI will take all action requested by USSC necessary to effect any such election. In connection with the foregoing, PMI will promptly, at the option of Covidien DE, either increase the size of the PMI board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Covidien DE’s designees to be elected or appointed to the PMI board of directors as provided above.

The Merger Agreement provides that from the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, PMI will, except to the extent that USSC otherwise consents in writing (which consent will not unreasonably be withheld, conditioned or delayed) and except as otherwise contemplated by the Merger Agreement or expressly provided on the disclosure schedule to the Merger Agreement, carry on its business in the ordinary course, consistent with past practice. Without limiting the generality of the foregoing, without the prior written consent of USSC (such consent not to be unreasonably withheld, conditioned or delayed) and except as otherwise specifically provided in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, PMI has agreed to: (1) except for actions taken in the ordinary course of business consistent with past practice, use its commercially reasonable efforts to keep available the services of present key employees of PMI and its subsidiaries; (2) use commercially reasonable efforts to keep in effect all material casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement; (3) use commercially reasonable efforts to preserve intact the business organization of PMI and use commercially reasonable efforts to keep its properties substantially intact and to preserve its goodwill with its significant customers, suppliers and manufacturers; (4) use commercially reasonable efforts to preserve and protect its intellectual property in the ordinary course consistent with past practice; (5) notify and consult with USSC promptly (A) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity, and (B) prior to making any material change to a study protocol, adding new trials or making a material change to the development timeline for any of its product candidates or programs; (6) advise USSC orally and in writing of any change or event that has or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement); (7) not sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any of its assets, including PMI’s proprietary rights, other than (A) sales or transfers, mortgages, pledges, licenses, leases or other encumbrances in the ordinary course of business (other than those sales, transfers, leases or licenses covered in clause (7)(B)) in amounts not exceeding, in the aggregate, $100,000, and (B) sales, transfers, leases or licenses of inventory in the ordinary course of business; (8) not incur any indebtedness for borrowed money in excess of $100,000 in the aggregate or enter into any contract or commitment involving potential payments to or by PMI or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, in an amount aggregating in excess of $250,000; (9) not increase the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or similar agreement or arrangement with any officer, director, employee, agent or consultant of PMI or any of its subsidiaries, or adopt, or increase the benefits (including material fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by law or in accordance with existing agreements disclosed by PMI in the disclosure schedule and (B), in the case of compensation for employees, agents or consultants who are not officers or directors, in the ordinary course of business consistent with past practice; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise; (10) not make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of any option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock; provided, however, the foregoing limitations does not apply in connection with (A) the payment (in cash) of any dividends required to made under PMI’s certificate of incorporation, as in effect on the date hereof or (B) the conversion or exercise of convertible securities outstanding on the date of the Merger Agreement, including, without limitation, the issuance of Shares upon the exercise of Company Options or Company Warrants; (11) not cause or permit any amendments to the certificate of incorporation or bylaws of PMI or any of its subsidiaries or appoint any new officers; (12) not make, or permit to be made, any material acquisition, lease, investment, or capital contribution outside the ordinary course of business consistent with past practice; (13) not authorize any single capital expenditure in excess of $100,000 or capital expenditures which in the aggregate exceed $250,000; (14) except as may be required as a result of a change in law or in generally accepted accounting principles, not change any of the accounting practices or principles used by it or restate, or become obligated to restate, the financial statements included in PMI’s most recent annual report on Form 10-K; (15) not make, revise or amend any material tax election (including any election pursuant to Rev. Proc. 2004-34 to defer income recognition for income tax purposes on any amounts received prior to December 31, 2008 pursuant to contract payments) or settle or compromise any material federal, state, local or non-U.S. tax liability, change any annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended tax return, file any tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment; (16) not commence, settle or compromise any pending or threatened suit, action or claim which (A) is material to PMI and its subsidiaries, taken as a whole, or which relates to the transactions contemplated hereby, (B) would involve material restrictions on the business activities of the PMI or its subsidiaries, or (C) would involve the issuance of its securities; (17) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of PMI or any of its subsidiaries (other than the Offer and Merger); or take any action to render inapplicable, or to exempt any person from the provisions of the DGCL or any other law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock, except as contemplated by the Merger Agreement; (18) not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet PMI has submitted to Covidien DE and USSC or incurred in the ordinary course of business since the date of the balance sheet PMI has submitted to Covidien DE and USSC; (19) not make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of PMI or customary advances to employees for travel and business expenses in the ordinary course of business); (20) not effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or effectuate any similar action under any foreign law; (21) except as contemplated in the Merger Agreement, not enter into or modify in any material respect, or permit any of its subsidiaries to enter into or modify in any material respect, any material license, development, research, collaboration agreement, lease or other contract with any other person, other than with respect to any such license, agreement, lease or other contract related to sales, transfers, leases or licenses of inventory in the ordinary course of business; (22) not modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which it is a party (other than as permitted by the provisions of the Merger Agreement related to the solicitation of other transactions relating to Alternative Acquisition Proposals (as defined in the Merger Agreement)); and (23) not authorize or commit or agree, in writing or otherwise, to take, any of the foregoing actions.

Following completion of the Offer and the Merger, the Reporting Persons intend to operate the PMI business through one or more subsidiaries of Covidien plc under the direction of Covidien plc’s management. The Reporting Persons intend to continue to review the business, operations, capitalization and management of PMI. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

If permitted by applicable law, subsequent to the completion of the Offer and a short-form merger or any subsequent offering period, if necessary, the Reporting Persons intend to terminate the registration pursuant to Section 12(g)(4) and Section 15 of the Securities Exchange Act of 1934, as applicable.

After Covidien DE purchases the Shares pursuant to the Offer, USSC may appoint its representatives to the PMI board of directors in proportion to its ownership of the outstanding Shares, as described above. Prior to the effective time of the Merger, PMI shall cause its directors, other than the designees of Covidien DE or USSC, to execute and deliver a letter effectuating his or her resignation as a director of PMI upon the Effective Time. In addition, after Covidien DE purchases the Shares pursuant to the Offer, USSC and Covidien plc intend to continue to review PMI’s business, operations, capitalization and management and consider various possible business strategies that they may pursue if they acquire control of PMI, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, material changes in PMI’s business, corporate structure, capitalization and management. USSC and Covidien plc reserve the right to change their plans and intentions at any time, as they deem appropriate.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)	As of the date hereof, the Reporting Persons own no Shares. For purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Tender and Voting Agreements, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 4,500,663 Shares, representing approximately 22.9% of the Shares then outstanding on a fully diluted basis (assuming exercise or conversion of all securities convertible into Shares held by the Shareholders). The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of such Shares, and this statement shall not be construed as an admission that any of the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the Shares covered by this 13D disclosure.

Except as set forth in this Schedule 13D, (1) to the best of Covidien plc’s knowledge as of the date hereof, neither Covidien plc nor any of its directors and executive officers named in Schedule I hereto owns any Shares, (2) to the best of USSC’s knowledge as of the date hereof, neither USSC nor any of its directors and executive officers named in Schedule I hereto owns any Shares, and (3) to the best of Covidien DE’s knowledge as of the date hereof, neither Covidien DE nor any of its directors and executive officers named in Schedule I hereto owns any Shares.

b)	Prior to July 28, 2009, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon execution of the Tender and Voting Agreements, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of Shares, because pursuant to the Tender and Voting Agreements, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 4,500,663 Shares, representing approximately 22.9% of the Shares then outstanding on a fully diluted basis (assuming exercise or conversion of all securities convertible into Shares held by the Shareholders). Upon the consummation of the Offer, the Reporting Persons would have sole voting and investment power over such Shares (assuming exercise or conversion of all securities convertible into Shares held by the Shareholders).

c)	Except for the transactions described herein, (1) to the best of Covidien plc’s knowledge as of the date hereof, neither Covidien plc nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days, (2) to the best of USSC’s knowledge as of the date hereof, neither USSC nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days and (3) to the best of Covidien DE’s knowledge as of the date hereof, neither Covidien DE nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d)	Other than the Shareholders identified in Item 3 party to the Tender and Voting Agreements in the form of Annex II to Exhibit 2 to this Schedule 13D and incorporated herein by reference, (1) to the best of Covidien plc’s knowledge as of the date hereof, neither Covidien plc nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Covidien plc, (2) to the best of USSC’s knowledge as of the date hereof, neither USSC nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by USSC, and (3) to the best of Covidien DE’s knowledge as of the date hereof, neither Covidien DE nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Covidien DE.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on July 28, 2009, USSC and Covidien DE entered into the Tender and Voting Agreements with the Shareholders. During the term of the Tender and Voting Agreement, except as otherwise provided therein, each Shareholder agreed not to take any action, in its capacity as a stockholder of PMI, that PMI is prohibited from taking pursuant to Section 5.2 of the Merger Agreement.

Except for the agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of PMI, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Tender and Voting Agreements included as Exhibit 2 to this Schedule 13D and which is incorporated herein in its entirety by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement, between Covidien plc, United States Surgical Corporation and Covidien Delaware Corp., dated August 7, 2009.

2	Agreement and Plan of Merger, by and among United States Surgical Corporation, Covidien Delaware Corp., and Power Medical Interventions, Inc., dated July 28, 2009.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 7, 2009

COVIDIEN PLC

By:	/s/ John H. Masterson
Name: John H. Masterson
Title: Senior Vice President and General Counsel

UNITED STATES SURGICAL CORPORATION

By:	/s/ Matthew J. Nicolella
Name: Matthew J. Nicolella
Title: Vice President and Assistant Secretary

COVIDIEN DELAWARE CORP.

By:	/s/ Matthew J. Nicolella
Name: Matthew J. Nicolella
Title: Vice President and Assistant Secretary